

July 22, 2011

Via Email
John North
Vice President Finance and Corporate Controller
Lithia Motors, Inc.
360 E. Jackson Street
Medford, Oregon 97501

> **Re:** **Lithia Motors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 7, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2011**
> **File No. 001-14733**

Dear Mr. North:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Components of 2010 Executive Officer Compensation, page 25

2010 Variable Compensation Plans, page 25

1. Please disclose the actual pre-tax profit achieved for each six-month period, explain how these amounts were calculated, and, if applicable, adjusted. See Instruction 5 to Item 402(b) and Item 402(b)(2)(vi) of Regulation S-K.

2. Please disclose in greater detail how you calculated 30% of the maximum bonus amount for the first half of 2010 and 65% of the maximum bonus amount for the second half of 2010, including the following:

- For each bullet point under the performance criteria, please disclose whether the criteria was met and, if so, what percentage bonus achievement was used to calculate the bonus.

- For each pre-tax bullet point under the performance criteria, please explain how you calculated the percentage bonus achievement.

Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

2003 Stock Incentive Plan Awards, page 27

3. Please explain how you determined the number of RSUs you awarded to each named executive officer.

Proxy Card

4. We note that Proposal 4 on the proxy card asks shareholders "[t]o consider an advisory vote on the 2010 compensation for [y]our named executive offers." In future filings, please revise the proxy card to clarify that shareholders are voting for, against or abstaining from voting on the approval of executive compensation and not "to consider" an advisory vote on executive compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chris Chase, Staff Attorney, at 202-551-3485, Brigitte Lippmann, Special Counsel, at 202-551-3713 or me at 202-551-3264 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara Ransom
Legal Branch Chief